UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-39677
CUSIP Number: 212873103

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: June 30, 2026

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

CONX Corp.
Full Name of Registrant

Former Name if Applicable

5701 S. Santa Fe Dr.
Address of Principal Executive Office (Street and Number)

Littleton, CO 80120
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CONX Corp. (the “Company”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 (the “Quarterly Report”) by the prescribed due date for the reasons described below.

As disclosed by the Company in its Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on December 6, 2024, the Company completed its purchase for cash of a majority equity interest in Red Technologies SAS, a societe par actions simplifiee organized under the laws of France, on December 5, 2024. This transaction will be referred to herein as the “Acquisition.”

As previously reported, due to the timing of the completion of the Acquisition and the associated accounting relating to the annual report for the fiscal year ended December 31, 2024 and the fiscal year ended December 31, 2025, and succeeding quarterly reports, the Company requires additional time to complete the preparation of its annual financial statements and have those annual financial statements audited by the Company’s registered public accounting firm, which caused a corresponding delay in the preparation of the unaudited condensed financial statements to be included in the Quarterly Report. The Company is currently completing the preparation of its annual report on Form 10-K for the fiscal year ended December 31, 2025. The Company is therefore unable to file the Quarterly Report within the prescribed time period without unreasonable effort or expense. While the Company intends to file the Quarterly Report as soon as possible, the Company expects that it will be unable to do so by the expiration of the extension period prescribed by Rule 12b-25.

Cautionary Note Regarding Forward Looking Statements

This notification of late filing includes forward-looking statements. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These forward-looking statements and factors that may cause such differences include, without limitation, uncertainties relating to the timing for the completion of the preparation of the Quarterly Report, and other risks and uncertainties indicated from time to time in filings with the SEC, including the section “Risk Factors” in the Company’s registration statement on Form S-1, as amended, filed with the SEC on May 29, 2024, and in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on November 28, 2025. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Kyle Jason Kiser	(303)	472-1542
(Name)	(Area code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes ☒ No

Annual Report on Form 10-K for the year ended December 31, 2025.

Quarterly Report on Form 10-Q for the quarter ended March 31, 2026.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The preparation of the financial statements of the Company is not sufficiently advanced at this time to provide a reasonable estimate of such results.

CONX Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2026	By:	/s/ Kyle Jason Kiser
	Name:	Kyle Jason Kiser
	Title:	Chief Executive Officer

4